UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Sportradar Group AG (“Sportradar” or the “Company") today announces that Michael C. Miller will be appointed the Company's Chief Legal Officer, Chief Administrative Officer and Corporate Secretary on October 21, 2024. Mr. Miller succeeds Lynn S. McCreary, who will remain with the Company as a Senior Advisor to the CEO until her retirement from Sportradar at the end of this year.

Mr. Miller, 52, brings over 20 years of meaningful legal and business experience with U.S. publicly listed global and domestic companies. Most recently Executive VP, Corporate Development & Affairs and Chief Legal Officer of Barnes & Noble Education, Inc. (NYSE: BNED), Michael led a consolidated legal, government affairs, corporate development, HR and communications function, building on his experience gained at Monster.com, Symbol Technologies and in private practice.

Carsten Koerl, CEO and founder of Sportradar said, “I am pleased to welcome Michael to our Executive Leadership team. An experienced, impactful legal and business leader, I am confident he will build on our solid foundation and bring continued strategic focus to our growing business.”

Mr. Koerl further noted that “Lynn has been a valued advisor to the Sportradar Board of Directors, the Executive Leadership team and me since joining the Company in 2021. Integral to guiding Sportradar through its initial public offering, Lynn built strong and scalable programs across legal, risk, compliance and IT governance that will serve Sportradar well into the future.”

“I am proud to have served Sportradar during this important time in the Company's growth and development and to have led a team of extraordinary professionals,” Ms. McCreary said. “I look forward to partnering with Michael to ensure a smooth transition over the coming months. I have every confidence that the exceptional team will thrive under Michael’s leadership. I wish Sportradar and its clients decades of continued success, and Michael the very best in his new role.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name:	Craig Felenstein
Title:	Chief Financial Officer